

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 26, 2015

Via E-Mail
Mr. Tassos Gianakakos
President and Chief Executive Officer
MyoKardia, Inc.
333 Allerton Avenue
South San Francisco, CA 94080

      Re: MyoKardia, Inc.
               Pre-effective Amendment 2 to Registration Statement on Form S-1
               Filed October 19, 2015
               File No. 333-207151

Dear Mr. Gianakakos:

      We reviewed the filing and have the following comment.

<u>Dilution, page 53</u>

1. We note your disclosure on page 53 related to the amount of the total consideration allocated between the existing stockholders and new investors. Please provide us your calculation supporting the $169.9 million total consideration and resulting $94.9 million that is attributed to the existing shareholders.

      You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

                            Very truly yours,

                            /s/ Pamela A. Long

                            Pamela A. Long
                            Assistant Director
                            Office of Manufacturing and Construction

Via E-mail

Mr. Tasso Gianakakos
MyoKardia, Inc.
October 26, 2015
Page 2
Mitchell S. Bloom, Esq.
Maggie L. Wong, Esq.
Goodwin Procter LLP
3 Embarcadero Center, 24th Floor
San Francisco, CA 94111